Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management’s Discussion & Analysis

Annual Audited Consolidated Financial Statements for the

Year ended December 31, 2006

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005, and which are prepared in accordance with Canadian generally accepted accounting principals.  The audited consolidated financial statements and notes thereto have been reviewed by the Company’s Auditor.  The following discussion and analysis, which has not been reviewed by the Company’s Auditor, should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2006 and 2005.

The following information will include all the disclosure required under Form 51-102F1 for Annual MD&A.

The following information is prepared as at April 26, 2007.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management.  Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied.  Readers are therefore cautioned not to place reliance on any forward-looking statement.

The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Description of Business

The principal business of the Company and its Antiguan subsidiary, MT Ventures Inc. (“MTV”) is the development and marketing of software for on-line multi-player interactive games.  The gaming and entertainment operations are carried on by MTV.  The principal revenues of MTV are from licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com  .  The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K.  The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=include&action=getcompany will give you direct access to the Company’s S.E.C. filings.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Selected Annual Information

Selected annual information from the audited consolidated financial statements for the three years ended December, 31, 2006, 2005 and 2004 is shown in the following table:

	2006	2005	2004
Revenue	$748,425	$0	$0
Interest Income	109,593	76,210	3,046
Loss before other items	(4,729,530)	(2,689,649)	(3,858,633)
Loss per common share before other items *	* (0.05)	* (0.03)	* (0.07)
Fully diluted earnings/(loss) per share before other items *	n/a	n/a	n/a
Net Income/(loss) for the period	(4,593,428)	1,088,741	(5,346,512)
Basic earnings/(loss) per share *	* (0.05)	* 0.01	* (0.09)
Fully diluted net earnings/(loss) per share *	n/a	* 0.01	n/a
Total Assets	9,617,355	12,819,608	2,582,847
Long term financial obligations	0	2,550	23,190
Cash dividends	Nil	Nil	Nil

*

Earnings (loss) per common share in the above table is based on the number of shares outstanding at year end, and not on the weighted average number of shares outstanding for the periods( Canadian GAAP) as shown in the audited Statements of Operations and Deficit for the years ended December 31, 2006, 2005 & 2004.

•

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period.  Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.  Options granted are accounted for using the Black-Scholes option pricing model.

•

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002.  Accordingly, contributed surplus was increased by $ 297,075 in 2004.

•

Certain prior year amounts have been restated to be comparative to the current year’s presentation.

For the twelve month period ended December 31, 2006, the Company has recorded revenue of $748,425 (2005: $0) (2004: $0) reflecting an increase in continuing operations.  Interest income increased to $109,593 (2005:$76,210) (2004:$3,046) due to higher cash balances in the bank.  The loss before other items of $(4,729,530) as compared to a loss in 2005 of $(2,689,649) as compared to a loss in 2004 of $(3,858,633) and the Basic net earnings/(loss) per common share

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

was $(0.05) as compared to earnings of $0.01 in 2005 (2004:$(0.09)) occurred as a result of the Company’s sale of its Action Poker Network in November, 2006.

The Company has never paid any cash dividends and has no plans to pay any cash dividends in the future.  The weighted average number of common shares was 97,236,825 as compared to 84,337,774 for the same period in 2005 as compared to 58,428,307 for the same period in 2004.

Results of Operations

For the years ended December 31, 2006 and December 31, 2005

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The sale of the Company’s APGN to Playsafe Holding Ltd. on November 24, 2006 was accounted for as a discontinued operation under Canadian generally accepted accounting principles (GAAP) and therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in this document.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) was the development and marketing of software for on-line multi-player interactive card games.

On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, Action Poker Gaming Inc. (“Action”), will cease taking deposits from U.S. based players as of October 13, 2006.  Furthermore, the Company decided and agreed to sell all of the Action Poker brands, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US $2,600,000 to Playsafe Holding Ltd. (“Playsafe”), a wholly owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

As of December 31, 2006, the Company was not operating any card rooms, and therefore it had not sought another hosting facility for its servers.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk") which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

During 2005, Action licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which was operated by Action under the URL www.playvegasfromhome.com. This was included in the sale of the Action Poker Network.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

The Company incorporated MT Ventures Inc, (“MTV”) a 100% wholly owned Antiguan subsidiary which is in the business of further developing and licensing its on-line multi-player interactive

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

games software.  The sale of the APGN will now allow the Company to streamline its operations and focus on building upon its promising Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is already generating revenues.

Although management believes that the conduct of Internet gaming related activities by MT Ventures will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

The principal revenues of MT Ventures is from collecting licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to enable the Company to retain and increase its Licensees.

The Company is presently not a party to any legal proceedings whatsoever.

As of December 31, 2006, the Company’s Canadian operations employed 47 people (2005: 36) consisting of staff and management.

On November 10, 2006, the Company caused to incorporate MT Commerce Limited, a United Kingdom corporation.  It is the Company’s intention that MT Commerce Limited (UK) act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its Cypriot subsidiary, APG Enterprises Ltd. to MTO Commerce Ltd.

At the  Annual General Meeting of the Company’s shareholders which was held on June 30, 2006, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2005 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor.

Effective February 27, 2006, the Company’s common shares were listed for trading on the Frankfurt Stock Exchange under the trading symbol “LVH”.  The Company’s ISIN number is CA5176721010 and the German security code is WKN935277.  The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

Revenue

For the twelve month period ended December 31, 2006, the Company’s revenue from continuing operations increased to $748,425 compared to $0 in 2005.  One customer accounted for 100% of the Company’s revenue during 2006.  Interest income increased to $109,593 (2005:$76,210)due to higher cash balances in the bank.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Expenses

For the year ended December 31, 2006, expenses increased by 102% to $5,587,548 compared to $2,765,859 for the year ended December 31, 2005. Salaries and benfits increased by 147% to $2,819,595 compared to $1,141,279 for the year ended December 31, 2005. The increase was due to higher staff levels during 2006 as the Company further developed of its multi-player gaming software. Advertising and promotion expenses increased substantially to $457,204 for 2006 from $26,890 for 2005 as the Company ramped up the marketing for its new multi-player gaming software. Rent, office and miscellaneous expenses increased by 83% to $475,534 for 2006 compared to $259,571 for 2005. Amortization expense increased by 56% to $561,377 for 2006 compared to $359,563 for 2005. Consulting and professional fees increased by 64% to $380,404 for 2006 compared to $231,656 for 2005.

Loss from Operations before Discontinued Operations

The loss from operations before discontinued operations for 2006 was $4,848,549 compared to a loss of $2,760,194 for 2005. The increased loss was a result of higher expenses for the development and marketing of the Company’s new multi-player gaming software.

Discontinued Operations

The Company recorded a gain, net of tax, on discontinued operations of $255,121 in 2006 compared to a gain, net of tax, of $3,848,935 in 2005.

Net Loss

During the year ended December 31, 2006 the Company had a net loss of $(4,593,428) or $(0.05) per share (weighted average) as compared to a net income of $1,088,741 or $0.01 per common share (weighted average) in the same period of 2005.  During the year ended December 31, 2006, the Company’s weighted average number of common shares was 97,236,825 as compared to 84,337,774 for the same period in 2005.

Liquidity and Capital Resources

Total assets as at December 31, 2006, were $9,617,355 as compared to $12,819,608 for the corresponding period in 2005.  The Company has equipment leases with present value of net minimum lease payments of $1,019 as compared to $22,818 for the corresponding period in 2005.  The Company’s total liabilities were $478,642 as compared to $2,194,813 at December 31, 2005.The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future. As at December 31, 2006 the Company is debt-free.

Cash and cash equivalents at December 31, 2006 were $8,273,201 as compared to $8,408,620 at December 31, 2005. Marketable securities at December 31, 2006, were $0 as compared to $379,236 at December 31, 2005.

Accounts receivable at December 31, 2006, was $425,611 as compared to $1,801,274 at December 31, 2005. One customer accounted for 79.5% of the accounts receivable for 2006 compared to 4 customers accounting for 85.1% in 2005. Due from related parties at December 31, 2006, was $60 as compared to $4,740 at December 31, 2005. Prepaids and security deposits at December 31, 2006, were $15,000 as compared to $27,499 at December 31, 2005.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Operating Activities

In 2006 the Company used $2,807,240 of cash from operating activities compared to generating $2,622,834 of cash from operating activities in 2005. The primary differences were: (i) net loss of $4,593,428 in 2006 compared to net income of $1,088,741 in 2005, (ii) increased amortization of $561,377 for 2006 compared to $359,563 for 2005, (iii) use of cash from non-cash working capital of $292,434 in 2006 compared to cash flow generated of $743,817 in 2005.

Financing Activities

The Company generated $170,956 from financing activities in 2006, down from $8,037,107 in 2005. The Company completed a bought deal financing in 2005 that generated net proceeds of $7,487,689.

Investing Activities

The Company generated $2,500,865 from investing activities in 2006 compared to cash used in investing activities of $2,230,604 in 2005. The Company received $2,751,774 from the sale of its Action Poker Network in 2006. Proceeds from the sale of marketable securities were $310,317 in 2006 compared to $0 in 2005. Additions to software development decreased to $511,126 in 2006 from $979,579 in 2005.

Working Capital

For the year ended December 31, 2006, the Company had a working capital of $8,235,230 as compared to a working capital of $8,429,106 in the same period in 2005.

Capitalization

During the first quarter of 2006, and the first, second, third and fourth quarters of 2005, the Company experienced meaningful increases in its total revenues, however during the second, third and fourth quarters of 2006 total revenues declined.  In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products.  If the Company is successful in increasing its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a "bought-deal" underwritten private placement of Subscription Receipts (the "Brokered Offering").  The Brokered Offering closed on May 13, 2005.  As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering.  Total net proceeds received by the Company were $7,487,689.  The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit.  Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant.  One whole share purchase warrant is required to purchase one additional common share at $1.00 per share.  All share purchase warrants expire on May 13, 2007.  The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties.  Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes.  However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

During the twelve month period ended December 31, 2006, a total of 584,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $93,755.  During the twelve month period ended December 31, 2006, a total of 5,549,000 stock options exercisable at prices ranging between $0.12 and $0.46 per common share expired and 9,815,000 employee stock options exercisable at prices between $0.12 and $0.27 per common share were granted during the period.

During the twelve month period ended December 31, 2006, a total of 465,000 share purchase warrants were exercised for total proceeds to the Company of $99,000 which were comprised of 300,000 warrants at an exercise price of $0.25 per common share, 90,000 brokers’ warrants at an exercise price of $0.10 per common share and 75,000 warrants at an exercise price of $0.20 per common share.  A total of 4,550,000 warrants expired at an exercise price of $0.20 per common share.  There were no warrants issued during the year ended December 31, 2006.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended December 31, 2006:

For the Quarterly Periods ended	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Total Revenues	$820,711	10,375	13,826	13,106
Loss before other items	(1,024,734)	(1,325,935)	(1,303,283)	(1,116,705)
Loss per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings / (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income / (loss) for the period	(3,028,766)	(1,026,289)	(853,501)	315,128
Basic net earnings (loss) per share	(0.03)	(0.01)	(0.009)	0.003
Diluted net earnings (loss) per share	**n/a	**n/a	**n/a	0.003

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

For the Quarterly Periods ended	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Total Revenues	$31,892	44,113	98	107
Income (loss) before other items	(829,503)	780,063	(626,959)	(523,669)
Earnings (loss) per common share before other items	(0.01)	(0.01)	(0.01)	(0.01)
Fully diluted earnings (loss) per common share before other items	**n/a	**n/a	**n/a	**n/a
Net income (loss) for the period	(177,218)	515,857	385,773	364,329
Basic net earnings (loss) per share	(0.002)	0.006	0.005	0.005
Diluted net earnings (loss) per share	**n/a	0.004	0.004	0.004

Note: Gain (loss) per common share calculations in the above tables are based on the number of shares outstanding for the periods, and not on the weighted average number of shares outstanding (Canadian GAAP) as shown in the Statements of Operations and Deficit for the above mentioned periods.

**

The Diluted (loss) per share calculations are not reflected as the effect would have been anti-dilutive.

Quarterly Results

For the three months ended December 31, 2006 and December 31, 2005

The Company’s fourth quarter revenue for the three month period ended December 31, 2006 was $820,711 a substantial increase from $31,892 for the three month period ended December 31, 2005. This reflects increased acceptance of the Company’s Gaming Software.

Operating costs increased to $1,845,445 for the three month period ended December 31, 2006 as compared to $861,395 for the same period in 2005. Salaries and benefits increased by 267% to $1,117,173 in Q4 2006 from $304,208 in Q4 2005.

The Company’s net loss before other items was $1,024,734 for the three months ended December 31, 2006 compared to a loss of $829,503 for the prior period. During the three month period ended December 31, 2006, the Company had a net (loss) of $(3,028,766) or $(0.03) per share as compared to a net (loss) of $(0.002) per share or $(177,218) for the three month period ended December 31, 2005.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment.  The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new costly venues of advertising and promotion are being used by the

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Online Gaming Industry so as to attract new customers and retain existing ones. The following risk factors should be given special consideration when evaluating an investment in any of the Company's Securities:

General legislative risk

Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, MT Ventures Inc. (“MTV”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

US legislative risk

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming.  The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees. On September 29, 2006 both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving internet gambling.  Consequently, the Company decided that its licensed operating subsidiary, APG, would cease taking deposits from U.S. based players as of October 13, 2006.

Competition

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences.  The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company.

Internet and system infrastructure viability

Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues.  Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings.

Reliance on key personnel

The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company.

Customer concentration

The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company.

Payment processing

Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Foreign exchange rates

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

Share price volatility and liquidity

The market price of our common shares has experienced considerable volatility and may continue to fluctuate in the future. Factors such as the Company’s quarterly results, changes in existing legislation, new legislation, technological changes and general market conditions may adversely affect the market price of our common shares. There is a limited trading market for our common shares and the ability of investors to sell their shares or the price at which those shares may be sold cannot be assured.

Growth management

If the Company’s software gains traction in the market, rapid growth may occur which may result in certain strains on the Company. The Company will have to manage, hire and retain qualified employees and control its expenses in order to grow profitably.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This would result in further dilution to the Company's shareholders.

Revenues and Dividends

While the Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues.  The Company intends to retain its earnings in order to finance further growth.  Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

Related Party Transactions

On November 4, 2002, the Company entered into a Licensing Agreement with Bronx, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which, the three card games software was equally owned by the Company and Bronx.  The Company was the operator of the three card games software and marketed the three card games.  Prior to May 6, 2006, the Company received 60% of all revenues that were generated from the operation of the three card games software and Bronx received 40%.  On May 5, 2006, Bronx sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of LVFH at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200.  The 6,670,000 common shares of the Company, which have been issued to Bronx, are restricted from trading until May 1, 2007.  As a result of this sale, Bronx will no longer receive any revenues from the Company with respect to the three card games software.  For the twelve month period ended December 31, 2006, the Company has paid to Bronx $219,160 which represents Bronx’s 40% share of revenues generated from the three card games software (2005: $484,804) (2004: $292,372).

For the twelve month period ended December 31, 2006, Kalpakian Bros. of B.C. Ltd. was paid $360,000. (2005:$270,000) (2004: $180,000).  The principals of Kalpakian Bros. of B.C. Ltd. are

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers.  Pursuant to a Management Services Agreement (the "Agreement") effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST.  Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services.  The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement.  If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options.  Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit.  Each unit consists of one common share and one-half of one warrant.  One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007 of which a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000.

As of December 31, 2006, an amount of $60 is due from a Director.

The Director’s loan outstanding at December 31, 2005 of $4,740 was repaid to the Company on February 9, 2006.

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors.  Rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.  Rent received from Bronx for shared offices in the amount of $6,000 (2005: $6,000) (2004: $6,032).

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period.  Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants.  Accordingly, stock option compensation of $513,392 was recognized as an expense for the twelve month period ended December 31, 2006.

Financial Instruments

a)

Fair value

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, bank indebtedness, customers deposits, accounts payable and accrued liabilities, amounts due to and from related parties, and obligation under capital lease approximate their fair values because of the short maturity of these financial instruments.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

b)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c)

Credit risk

The Company is exposed to credit risk with respect to its accounts receivable and amounts due from Licensees.  Risks on accounts receivable from major Internet payment processors were minimal.

d)

Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.  This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

e)

Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Capital Stock

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Outstanding Share Data	Number of Common Shares	Number of Preferred Shares	Exercise ($) Price per common share	Expiry Dates
Issued and Outstanding as at April 26, 2007	100,662,020	Nil	N/A	N/A
Stock Options	13,380,250	Nil	$0.12 to 0.38	April 28/07 - April 11/10
Warrants	*6,242,750	Nil	$1.00	May 13/07
842,771 Compensation Warrants to acquire Units Consisting of:
(a) common shares	842,771	Nil	$0.65	May 13/07
(b) share purchase Warrants	421,386	Nil	$1.00	May 13/07
Fully Diluted as at April 26, 2007	121,549,177	Nil	N/A	N/A

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol "LVH.WT” effective at the opening on September 14, 2005.  Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the year ended December 31, 2006

Off-balance sheet arrangements

The Company has not entered into any off-balance sheet arrangements as of the date of this MD&A.

Financial instruments

The Company does not use financial derivatives.

Other MD&A requirements

The Company believes its internal controls are sufficient to execute its business plan.

Subsequent Events

Subsequent to the twelve month period ended December 31, 2006, a total of 1,950,000 stock options were granted to employees and an Officer of the Company.  A total of 427,750 stock options were exercised at prices ranging from $0.12 - $0.27 per common share for total proceeds to the Company of $44,955.  In addition, a total of 1,795,000 employee stock options expired at exercise prices ranging between $0.12 and $0.46 per common share.

Subsequent to the twelve month period ended December 31, 2006, no share purchase warrants were issued or exercised and 1,700,000 exercisable at $0.25 per common share expired on January 7, 2007.

The Company launched its Asian multi-player Play for Fun website, www.178pai.com for beta-testing to the general public.  It is expected the site should fully "Go Live" in the coming weeks, coinciding with a specialized marketing campaign.  The site will offer multi language capability & aside from being able to play traditional poker games like Texas Hold'em, players will also be able to play other popular Asian games that are widely played in that market as well as tournaments.

2007 Outlook

Due to the passing of the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”) and the resulting sale by the Company of its Action Poker Network, the Company no longer has any gaming interests in the North American Market.

The sale of APG and associated properties will now allow the Company to streamline its operations and focus on building upon its Asian Multiplayer Software Platform (“AMSP”) which now has two licensees and is already generating revenues.

Going forward, the Company will exclusively focus its operations primarily in the Asian Market and although the Company intends to launch its own brand or site, it will initially concentrate on developing and licensing its Asian Multiplayer Software Platform (“AMSP”) to third parties.  While it is pre-mature to estimate what revenue the new AMSP will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

Las Vegas From Home.com Entertainment Inc.

MD&A Form 51-102F1

December 31, 2006 (and up to April 26, 2007)